UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

The Biotest Divestiture Trust
c/o Eric Rosenbach, Trustee
402 Norfolk St.
Cambridge, MA 02139

with a copy to:

Bruce W. Gilchrist, Esq.
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899104

1.	Names of Reporting Person. The Biotest Divestiture Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization:
Maryland

Number of Shares	7.	Sole Voting Power: -0-
Beneficially Owned by	8.	Shared Voting Power: 4,295,580
Each Reporting
Person With	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 4,295,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,295,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)
The percentage used herein and in the rest of this Amendment (as defined below) is calculated based upon a total of 59,317,806 shares of the Issuer’s Common Stock outstanding based upon: 46,380,306 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission (the “SEC”) on May 8, 2019, as well as an additional 12,937,500 shares of Common Stock reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 21, 2019.

CUSIP No. 000899104

1.	Names of Reporting Person. Eric Rosenbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization:
United States

	Number of Shares	7.	Sole Voting Power: -0-
	Beneficially Owned by	8.	Shared Voting Power: 4,295,580
Each Reporting
	Person With	9.	Sole Dispositive Power: -0-
		10.	Shared Dispositive Power: 4,295,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,295,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2%(1)

14.	Type of Reporting Person (See Instructions): IN

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the SEC on August 9, 2018 (the “Schedule 13D”) by The Biotest Divestiture Trust (the “Trust,”), a Maryland statutory trust, and Eric Rosenbach, the trustee of the Trust and a United States citizen (collectively with the Trust, the “Reporting Persons”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by adding the following:

The purpose of the sale of 5,813,954 shares of the Issuer’s Common Stock on June 6, 2019 was to satisfy the United States Government’s requirement for the divestiture of the Issuer’s Common Stock received by the Trust from BPC to a person who is not affiliated with Biotest AG, CREAT Group Co., Ltd. or Grifols S.A.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are restated as follows:

(a)	As of the date hereof, the Reporting Persons beneficially own, in aggregate, 4,295,580 shares of Common Stock, representing approximately 7.2% of the Issuer’s outstanding shares of Common Stock.

(b)	The Biotest Divestiture Trust Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 4,295,580

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 4,295,580

Eric Rosenbach Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 4,295,580

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 4,295,580

(c)
The Reporting Persons have effected no transactions in the Common Stock of the Issuer within the past 60 days, except as follows: on June 6, 2019, the Reporting Persons disposed of 5,813,954 shares of Common Stock in an open market sale at a price per share of $3.75.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Item 6 of the Schedule 13D is supplemented by adding the following:

Sales Agency Agreement

On June 4, 2019, the Trust engaged Raymond James & Associates, Inc. (the “Sales Agent”) to serve as the Trust’s exclusive agent with respect to the placement of up to 5,813,954 shares of the Issuer’s Common Stock (the “Maximum Amount”) held by the Trust. Pursuant to the Sales Agency Agreement between the Trust and the Sales Agent, the Sales Agent agreed to sell such shares in exchange for a commission of 5.0% of the gross price of the shares sold, plus reimbursement of up to $30,000 in expenses. In connection with the Sales Agency Agreement, the Trust also agreed to a contractual lock-up for a period of 90 days after the sale of shares under the Sales Agency Agreement, during which time the Trust agreed, among other things, not to directly or indirectly sell, offer or contract to sell any shares of the Issuer’s Common Stock held by the Trust except pursuant to the Sales Agency Agreement and not to request the Issuer to file a prospectus supplement or any other filing with the SEC with respect to any shares of the Issuer’s Common Stock currently held by the Trust. The sale of the Maximum Amount was completed on June 6, 2019.

The summary of the Sales Agency Agreement contained herein is qualified in its entirety by reference to the complete text of the Sales Agency Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1 99.2	Joint Filing Agreement dated June 7, 2019. Sales Agency Agreement, dated June 4, 2019, between the Trust and the Sales Agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:   June 7, 2019

The Biotest Divestiture Trust
a Maryland Statutory Trust

By: /s/ Eric Rosenbach
Name: Eric Rosenbach
Its: Trustee

Eric Rosenbach

By: /s/ Eric Rosenbach
Name: Eric Rosenbach
_________________________________

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